SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

Integrated Silicon Solution, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45812P107

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA   90025

310-966-1445

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box.:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45812P107	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,262,273
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,262,273
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 26,567,924 shares of Common Stock outstanding as reported in a January 11, 2008 press release of Integrated Silicon Solution, Inc. (the “Issuer”).

CUSIP No. 45812P107	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,262,273[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 988,545[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,262,273[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 988,545[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,141,697[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,262,273 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 988,545 shares of Common Stock held by its investment advisory clients, 879,424 of which are held by investment advisory accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P. or Mr. Riley.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 26,567,924 shares of Common Stock outstanding as reported in a January 11, 2008 press release of Integrated Silicon Solution, Inc. (the “Issuer”).

CUSIP No. 45812P107	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 62
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 120,145[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 62
PERSON WITH	10	SHARED DISPOSITIVE POWER 120,145[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%[2]
14	TYPE OF REPORTING PERSON* BD

———————

1

B. Riley & Co., LLC has shared voting and dispositive power over 120,145 shares of Common Stock held by a managed account with which it is indirectly affiliated.

2

Based on 26,567,924 shares of Common Stock outstanding as reported in a January 11, 2008 press release of Integrated Silicon Solution, Inc. (the “Issuer”).

CUSIP No. 45812P107	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 74,674
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 74,674
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[1]
14	TYPE OF REPORTING PERSON* EP

———————

Based on 26,567,924 shares of Common Stock outstanding as reported in a January 11, 2008 press release of Integrated Silicon Solution, Inc. (the “Issuer”).

CUSIP No. 45812P107	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,349,447[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,593,807[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,349,447[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,593,807[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,834,133[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,262,273 shares held by Riley Investment Partners Master Fund, L.P.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 74,674 shares held by B. Riley & Co. Retirement Trust. Includes options to purchase 12,500 shares of Common Stock.

Riley Investment Management LLC has shared voting and dispositive power over 988,545 shares of Common Stock held by investment advisory clients of Riley Investment Management LLC, 879,424 of which are held in accounts indirectly

CUSIP No. 45812P107	13D	Page 7

affiliated with Riley Investment Partners Master Fund, L.P. or Mr. Riley.   Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial interest in the non-affiliated shares.  B. Riley & Co., LLC has shared voting and dispositive power over 120,207 shares of Common Stock, 120,145 of which are held in a managed account, with which it is indirectly affiliated. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC. Mr. Riley also holds 485,055 shares of Common Stock in a joint account with his spouse and has shared voting and investment power over the shares in the joint account.

Based on 26,567,924 shares of Common Stock outstanding as reported in a January 11, 2008 press release of Integrated Silicon Solution, Inc. (the “Issuer”).

CUSIP No. 45812P107	13D	Page 8

Item 5.

Interest in Securities of the Issuer

Item 5(c) is amended to add the following information:

In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions.  On January 11, 2008, based on provided calculations the Issuer accepted for payment, at a price of $7.00 per share, 850,689, 675,209, 80,970, 50,326, and 326,896 shares that were tendered in the Issuer self tender offer respectively by, RIP, investment advisory clients of RIM, a managed account of BRC, BRCRT and Mr. Riley. An investment advisory client of RIM sold 7,144 shares at a price of 6.3112 per share on January 9, 2008 and 6,201 shares at a price of 6.34 on January 10, 2008. On December 7, 2007, Mr. Riley donated 3,050 shares to charity.

CUSIP No. 45812P107	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2008

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

B. Riley & Co., LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley